Exhibit 99.1

voxeljet AG Reports Financial Results for the Fourth Quarter and Full Year Ended December 31, 2022

Friedberg, Germany, March 30, 2023 — voxeljet AG (NASDAQ: VJET) (the “Company”, or “voxeljet”), a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the fourth quarter and full year ended December 31, 2022.

Highlights

●	Total revenues for the fourth quarter decreased 1.1% to kEUR 10,766 from kEUR 10,885
●	Total gross profit margin for the fourth quarter decreased from 32.7% to 26.5%
●	Systems revenues for the fourth quarter decreased 4.4% to kEUR 8,096 from kEUR 8,470
●	Services revenues for the fourth quarter increased 10.6% to kEUR 2,670 from kEUR 2,415
●	Positive EBITDA as well as adjusted EBITDA for the fourth quarter of 2022
●	Revenue for the first quarter ended March 31, 2023 expected to be between kEUR 5,750 and kEUR 6,000
●	Revenue for full year 2023 expected to be between kEUR 27,500 and kEUR 32,500

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “We are very happy with the results for the quarter.

Both our operating business and our financing activities with the completion of the sale and lease back transaction were very successful. In our Systems segment, we had a very strong order inflow and started with a new record-high order backlog into the new business year. Regarding our new VJET X 3D printers, we have now five units of this large, next generation 3D printer in operation at the Bavarian car maker and have realized revenue for all of them. In our on-demand printing segment Services, demand continues to be extremely good - both in Europe and the US. This high demand is driven by large productions orders, which is very exciting.”

Fourth Quarter 2022 Results

Revenues for the fourth quarter of 2022 decreased by 1.1% to kEUR 10,766 compared to kEUR 10,885 in the fourth quarter of 2021.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased by 4.4% to kEUR 8,096 in the fourth quarter of 2022 from kEUR 8,470 in last year’s fourth quarter. The Company sold eight new and one used and refurbished 3D printer in the fourth quarter of 2022, compared to seven new and two used and refurbished 3D printers delivered in last year’s fourth quarter. Revenue from the sale of 3D printers decreased in 2022 compared to last year, due to the product mix. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues slightly increased in the fourth quarter year over year, reflecting the higher installed base of our 3D printers in the market. Systems revenues represented 75.2% of total revenues in the fourth quarter of 2022 compared to 77.8% in last year’s fourth quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased by 10.6%, to kEUR 2,670 in the fourth quarter of 2022 from kEUR 2,415 in the comparative period of 2021. This increase was mainly due to higher revenue contributions from our subsidiary voxeljet America Inc. (“voxeljet America”), partially offset by lower revenue contributions from our Chinese subsidiary voxeljet China Co. Ltd. (“voxeljet China”). Revenue contribution from the German service center slightly decreased.

Cost of sales was kEUR 7,908 for the fourth quarter of 2022 compared to kEUR 7,327 for the fourth quarter of 2021.

Gross profit was kEUR 2,858 in the fourth quarter of 2022 compared to kEUR 3,558 in the fourth quarter of 2021.

Gross profit for our Systems segment decreased to kEUR 2,167 in the fourth quarter of 2022 from kEUR 2,812 in the fourth quarter of 2021. The gross profit margin for this segment slightly decreased to 26.8% in the fourth quarter of 2022 compared to 33.2% in the fourth quarter of 2021. The decrease in gross profit and gross profit margin was mainly due to a less favorable product mix regarding the sale of 3D prtiners in the fourth quarter of 2022 as opposed to the comparative period. In contrast to this gross profit and gross profit margin from System-related goods and services, including consumables, spare parts and maintenance increased. This was mainly due to the year over year change in the reserve for slow-moving inventory amounting to kEUR 348 negative for the fourth quarter of 2022 compared to kEUR 685 negative in the comparative period.

Gross profit for our Services segment decreased to kEUR 691 in the fourth quarter of 2022 from kEUR 746 in the fourth quarter of 2021. The gross profit margin for this segment decreased to 25.9% in the fourth quarter of 2022 from 30.9% in the fourth quarter of 2021. This was mainly due to significant lower gross profit and gross profit margin contribution from the German and the Chinese service center, which was in line with the decrease in revenues resulting in a lower utilization of the service center. This was partially offset by higher gross profit and gross profit margin contributions from voxeljet America, reflecting a higher utilization of our American service center.

Selling expenses were kEUR 2,435 for the fourth quarter of 2022 compared to kEUR 2,035 in the fourth quarter of 2021 and therefore significantly increased, which was due to higher personnel expenses related to salary raises. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses were kEUR 1,836 for the fourth quarter of 2022 compared to kEUR 1,572 in the fourth quarter of 2021 and therefore increased. This was mainly due to higher personnel expenses related to salary raises as well as higher legal advisor fees related to the preparation of funding activities.

Research and development (“R&D”) expenses increased to kEUR 2,098 in the fourth quarter of 2022 from kEUR 1,377 in the fourth quarter of 2021. These expenses are usually driven by individual projects, especially through the consumption of material as well as the demand of external services and may differ on a quarter to quarter comparison. The quarter over quarter increase was mainly due to higher material expenses as well as higher labor costs related to various existing and future research and development projects. Also expenses for external services slightly increased.

Other operating expenses in the fourth quarter of 2022 were kEUR 2,018 compared to kEUR 132 in the prior year period. This was mainly related to higher losses from foreign currency transactions, amounting to kEUR 1,982 for the fourth quarter of 2022 compared to kEUR 59 in the last year’s fourth quarter. In the fourth quarter of 2021, an amount of kEUR 25 was recorded in other operating expenses, related to the fully write off of the investment in the joint venture DSCS Digital Supply Chain Solutions GmbH in course of the wind up process of the company.

Other operating income was kEUR 5,762 for the fourth quarter of 2022 compared to kEUR 767 in the fourth quarter of 2021. The increase was mainly due to the gain from the sale and leaseback transaction amounting to kEUR 4,335 compared to kEUR 0 in the comparative period. Furthermore, the increase in other operating income is due to the receipt of government grants amounting to kEUR 529 (fourth quarter 2021: kEUR 59) and cost reimbursements amounting to kEUR 284 (fourth quarter 2021: kEUR 110) for R&D expenses incurred in the fourth quarter 2022, respectively. Gains from foreign currency transactions, amounted to kEUR 462 for the fourth quarter of 2022 compared to kEUR 490 in the last year’s same quarter.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating profit was kEUR 233 in the fourth quarter of 2022, compared to an operating loss of kEUR 791 in the comparative period in 2021. The improvement was mainly due to a positive net impact of the quarter over quarter changes in other operating expenses and other operating income amounting to kEUR 3,109, mainly related to the gain from the sale and leaseback transaction with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH closed on October 31, 2022 and the impact from the foreign currency transactions as mentioned above. This was partially offset by the decrease in gross profit amounting to kEUR 700. In addition, research and development expenses, selling expenses as well as administrative expenses increased by kEUR 721, kEUR 400 and kEUR 264, respectively.

Financial result was negative kEUR 406 in the fourth quarter of 2022, compared to a positive financial result of kEUR 1,955 in the comparative period in 2021. This was mainly due to the write-down of bifurcated embedded derivative financial instruments relating to the performance participation interest for tranche A and tranche B1 loan with EIB in third quarter of 2022, which resulted in zero finance expense or income from the revaluation of derivative financial instruments in fourth quarter of 2022. The write-down resulted from the early repayment of the Finance Contract with EIB in October 2022. The early repayment included the full settlement of all tranches and interest for an amount of € 22.0 million. This compares to a finance income of kEUR 2,693 related to the revaluation of derivative financial instruments in the last year’s same period. Lower finance expense from long-term debt was recognized amounting to kEUR 205 in fourth quarter of 2022, compared to finance expense of kEUR 552 in the comparative period in 2021. Further, higher finance expense from lease liability was recognized amounting to kEUR 208 in fourth quarter of 2022, compared to finance expense of kEUR 38 in the comparative period in 2021.

Net loss for the fourth quarter of 2022 was kEUR 155 or EUR 0.01 per share, as compared to net profit of kEUR 1,047, or EUR 0.15 per share, in the fourth quarter of 2021.

Year Ended December 31, 2022 Results

Revenues for the year ended December 31, 2022 increased by 12.1% to kEUR 27,832 compared to kEUR 24,826 in the prior year period.

Systems revenues were kEUR 15,828 for the year ended December 31, 2022 compared to kEUR 15,728 in last year’s period. The Company sold twelve new and three used and refurbished 3D printers during the year ended December 31, 2022 compared to ten new and four used and refurbished 3D printers in the prior year period. Revenue from the sale of 3D printers decreased in 2022 compared to last year, due to a less favorable product mix in spite of slightly higher number of transactions. We sold more smaller scale platforms in 2022 as opposed to larger scale platforms in the comparative period in 2021. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues significantly increased, due to higher market demand in our after-sales activities in connection with an increased installed base of our 3D printers. Systems revenues represented 56.9% of total revenue for the year ended December 31, 2022 compared to 63.4% for the last year’s same period.

Services revenues were kEUR 12,004 for the year ended December 31, 2022 compared to kEUR 9,098 for the same period last year. This was mainly due to higher revenue contributions from our German service center as well as our subsidiary voxeljet America. But also revenue contributions from our Chinese service center improved. Since the beginning of the fiscal year 2022, we have been seeing a strong market demand in our Services segment from almost all geographical regions.

Cost of sales for the year ended December 31, 2022 was kEUR 19,646, which represents increase of kEUR2,770 compared to cost of sales amounting to kEUR 16,876 for the same period in 2021.

Gross profit and gross margin for the year ended December 31, 2022 were kEUR 8,186 and 29.4%, respectively, compared to kEUR 7,950 and 32.0%, respectively, in the prior year period.

Gross profit for our Systems segment decreased to kEUR 3,932 for the year ended December 31, 2022 from kEUR 5,251 in the same period of 2021. Also gross profit margin for this segment decreased to 24.8% compared to 33.4% for the prior period. Those decreases were due to lower gross profit and gross profit margin from the sale of 3D printers related to a less favorable product mix from the sale of 3D printers, while gross profit from Systems-related revenues was almost flat and gross profit margin slightly decreased. We sold more smaller scale platforms in 2022 as opposed to larger scale platforms in the comparative period in 2021 resulting in smaller gross profit and gross profit margin contributions from the sale of 3D printers. In 2022, we recognized an increase in the reserve for slow-moving inventory amounting to kEUR 946 negative, compared to kEUR 851 negative in 2021.

Gross profit for our Services segment increased to kEUR4,254 for the year ended December 31, 2022 from kEUR 2,699 in the same period of 2021. The gross profit margin for this segment increased to 35.4% for the year ended December 31, 2022 from 29.7% for the same period in 2021. Those increases in gross profit as well as gross profit margin were mainly related to significantly higher contributions from our German operation as well as our subsidiary voxeljet America, as a result of the improved utilization of those service centers. Both service centers were able to generate considerably higher revenues in 2022 compared to last year, therefore, the utilization was very cost efficient. This was partially offset by weaker gross profit and gross profit margin contributions from our Chinese service center.

Selling expenses were kEUR 7,975 for the year ended December 31, 2022 compared to kEUR 6,420 in the same period in 2021, representing a significant increase of kEUR1,555, or 24.2%. This was mainly due to higher distribution expenses primarily corresponding to the increase in revenues. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses slightly increased by kEUR7 to kEUR 6,584 for the year ended December 31, 2022 from kEUR 6,577 in the prior year period and were therefore almost flat.

Research and development expenses increased to kEUR 6,865 for the year ended December 31, 2022 from kEUR 6,149 in the same period in 2021, a increase of kEUR716, or 11.6%. This was mainly due to higher material expenses as well as higher usage of external services in 2022 compared to last year’s same period 2021.

Other operating expenses for the year ended December 31, 2022 were kEUR 2,591 compared to kEUR 618 in the prior year period. This is mainly due to higher losses from foreign currency translations. Foreign currency losses amounted to kEUR 2,339 for the year ended December 31, 2022, compared to kEUR 460 in the same period in 2021.

Other operating income was kEUR 10,447 for the year ended December 31, 2022 compared to kEUR 2,970 in the prior year period. The increase was mainly due to the gain from the sale and leaseback transaction amounted to kEUR 4,335. In addition, we recorded higher gains from foreign currency transactions amounting to kEUR 2,634 in 2022 compared to kEUR 1,812 in 2021. Furthermore, the reclassification of the foreign currency translation reserve, which was previously recognized in other comprehensive income on consolidation of voxeljet UK accounts, to profit and loss accounts on deconsolidation resulted in an other operating income of kEUR 1,475, related to the finalization of the wind-up on February 17, 2022. Additionally, other operating income for the year ended December 2022 included kEUR 597 in reimbursement of research and development costs, compared to kEUR 110 in the comparative period. Moreover, other operating income included kEUR 877 from the receipt of government grants awarded for research and development project funding for the year ended December 31, 2022 compared to kEUR 617 for the year ended December 31, 2021.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 5,382 for the year ended December 31, 2022, compared to an operating loss of kEUR 8,844 in the comparative period in 2021. This was mainly due to a positive net impact of the year over year changes in other operating expenses and other operating income amounting to kEUR 5,504, mainly related to the gain from the sale and leaseback transaction with IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH closed on October 31, 2022, the reclassification of the foreign currency translation reserve to profit and loss accounts on deconsolidation of voxeljet UK accounts and the impact from the foreign currency transactions as mentioned above. In addition, gross profit for 2022 increased by kEUR 236 compared to last year. This was partially offset by higher selling expenses as well as higher research and development expenses with increases of kEUR 1,555 and kEUR 716, respectively. Administrative expenses were almost flat.

Financial result was negative kEUR 6,129 for the year ended December 31, 2022, compared to negative kEUR 1,677 in the comparative period in 2021. This was mainly due to the write-down of bifurcated embedded derivative financial asset relating to the performance participation interest for tranche A, which resulted in finance expense amounting to kEUR 2,827. This was partially offset by the write-down of bifurcated embedded derivative financial liability for the performance participation interest for tranche B1, which resulted in finance income of kEUR 516. The write-down resulted from the early repayment of the Finance Contract with EIB in October 2022. This compares to a finance income of kEUR 752 related to revaluation of embedded derivative financial instruments in last year’s same period.

Additionally, the finance expense relating to long-term debt in 2022 increased to kEUR 2,830, compared to kEUR 2,150 in 2021, which included kEUR 907 related to the revision of the expected future cash flows from tranches A and B1 of the EIB loan on September 30, 2022 as the final settlement amount was determined. The early repayment included the full settlement of all tranches and interest for an amount of € 22.0 million.

We further recorded finance expense related to the change in fair value of bond funds amounted to kEUR 773 in 2022, compared to kEUR 291 in 2021.

Net loss for the year ended December 31, 2022 was kEUR 11,409, or EUR 1.53 per share, as compared to net loss of kEUR 10,586, or EUR 1.68 per share in the prior year period.

Business Outlook

Our revenue guidance for the first quarter of 2023 is projected to be in the range of kEUR 5,750 to kEUR 6,000. We expect to release our financial results for the first quarter of 2023 after the closing of the financial markets on or about Thursday, May 18, 2023 and we will host a conference call and webcast to review the results for the quarter on or about Friday, May 19, 2023 at 8:30 a.m. Eastern Time.

Financial guidance for the full year ended December 31, 2023:

-	Revenue is expected to be in the range of kEUR 27,500 and kEUR 32,500
-	Gross margin is expected to be above 31.5%
-	Operating expenses for the full year are expected as follows: SG&A expenses expected to be in the range of kEUR 14,000 to kEUR 16,000; R&D expenses expected to be between approximately kEUR 7,500 and kEUR 8,500. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 3,250.
-	Adjusted EBITDA for the fourth quarter of 2023 is expected to be slightly negative to neutral. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries, which are not determinable at this time.
-	Capital expenditures are projected to be in the range of kEUR 3,750 to kEUR 4,250, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at December 31, 2022 was kEUR 9,975, which represents eleven 3D printers. This compares to a backlog of kEUR 3,880 at December 31, 2021, representing seven 3D printers. As production and delivery of our printers is generally characterized by lead times ranging from three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At December 31, 2022, we had cash and cash equivalents of kEUR 12,119 and kEUR 2,987 of restricted cash.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the fourth quarter and full year ended December 31, 2022 on Friday, March 31, 2023 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-704-4453 in the United States/Canada, or 1-201-389-0920 for international, Conference Title “voxeljet AG Fourth Quarter and Full Year 2022 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13736688. The recording will be available for replay through April 7, 2023.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://events.q4inc.com/attendee/598160837 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

About voxeljet

voxeljet is a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ “projects”, ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director, Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Year Ended December 31,
	2022	2021

	(€ in thousands)
Current assets	35,481	42,748
Cash and cash equivalents	12,119	7,027
Financial assets	2,047	18,522
Trade receivables	6,165	6,107
Inventories	11,136	9,482
Income tax receivables	23	23
Other assets	3,991	1,587

Non-current assets	19,639	24,711
Financial assets	944	4
Intangible assets	819	878
Property, plant and equipment	17,799	23,719
Other assets	77	110

Total assets	55,120	67,459

	Year Ended December 31,
	2022	2021

	(€ in thousands)
Current liabilities	11,374	21,716
Trade payables	2,683	2,594
Contract liabilities	4,877	2,132
Financial liabilities	1,161	14,882
Other liabilities and provisions	2,653	2,108

Non-current liabilities	19,024	13,256
Deferred tax liabilities	--	87
Contract liabilities	281	231
Financial liabilities	18,743	12,938

Equity	24,722	32,487
Subscribed capital	9,135	7,027
Capital reserves	112,996	110,264
Accumulated deficit	(97,240)	(85,974)
Accumulated other comprehensive income	(464)	1,400
Equity attributable to the owners of the company	24,427	32,717
Non-controlling interests	295	(230)

Total equity and liabilities	55,120	67,459

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2022	2021	2022	2021

	(€ in thousands, except share and share data)
Revenues	10,766	10,885	27,832	24,826
Cost of sales	(7,908)	(7,327)	(19,646)	(16,876)
Gross profit	2,858	3,558	8,186	7,950
Selling expenses	(2,435)	(2,035)	(7,975)	(6,420)
Administrative expenses	(1,836)	(1,572)	(6,584)	(6,577)
Research and development expenses	(2,098)	(1,377)	(6,865)	(6,149)
Other operating expenses	(2,018)	(132)	(2,591)	(618)
Other operating income	5,762	767	10,447	2,970
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)	4	(47)	(116)	(99)
Operating profit (loss)	233	(791)	(5,382)	(8,844)
Finance expense	(416)	(747)	(6,749)	(2,601)
Finance income	10	2,702	620	924
Financial result	(406)	1,955	(6,129)	(1,677)
Profit (Loss) before income taxes	(173)	1,164	(11,511)	(10,521)
Income tax (expense) income	18	(117)	102	(65)
Net profit (loss)	(155)	1,047	(11,409)	(10,586)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss	182	(76)	(1,865)	(304)
Total comprehensive profit (loss)	27	971	(13,274)	(10,890)

Profit (Loss) attributable to:
Owner of the Company	(96)	998	(11,266)	(10,511)
Non-controlling interests	(59)	49	(143)	(75)
	(155)	1,047	(11,409)	(10,586)

Total comprehensive profit (loss) attributable to:
Owner of the Company	86	922	(13,131)	(10,815)
Non-controlling interests	(59)	49	(143)	(75)
	27	971	(13,274)	(10,890)

Weighted average number of ordinary shares outstanding	8,312,466	7,026,711	7,350,792	6,302,458
Loss per share - basic/diluted (EUR)	(0.01)	0.15	(1.53)	(1.68)

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2022	2021

	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(11,409)	(10,586)
Depreciation and amortization	2,926	3,100
Foreign currency exchange differences on loans to subsidiaries	(619)	(1,200)
Foreign currency translation reserve reclassified to profit or loss	(1,475)	--
Change in fair value of bond funds	773	291
Share-based compensation expense	65	305
Change in impairment of trade receivables	116	99
Non-cash expense on financial liabilities	10	1,976
Change in fair value of derivative equity forward	2,311	(752)
Change in inventory allowance	945	851
Interest paid	3,121	263
Interest received	(77)	(85)
Loss on disposal of intangibles and property, plant and equipment	20	17
Gain from sale-leaseback of property	(4,335)	--
Other	(117)	92

Change in working capital	(1,439)	(908)
Trade and other receivables, inventories and current assets	(4,714)	(1,375)
Trade payables	(73)	585
Other liabilities, contract liabilities and provisions	3,349	(82)
Change in restricted cash	--	(44)
Income tax payable/receivables	(1)	8
Total	(9,184)	(6,537)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(789)	(1,041)
Proceeds from disposal of property plant and equipment	26,036	--
Proceeds from disposal of financial assets	12,581	--
Payments to acquire financial assets	--	(10,486)
Interest received	77	85
Total	37,905	(11,442)

Cash Flow from financing activities

Change in security deposit	--	16
Repayment of lease liabilities	(637)	(334)
Repayment of long-term debt	(19,667)	(1,004)
Proceeds from issuance of long-term debt	--	--
Proceeds from issuance of shares	5,429	26,619
Share issue cost	(776)	(3,217)
Change in restricted cash	(645)	(2,298)
Interest paid	(7,407)	(263)
Total	(23,703)	19,519

Net increase (decrease) in cash and cash equivalents	5,018	1,540

Cash and cash equivalents at beginning of period	7,027	5,324
Changes to cash and equivalents due to foreign exchanges rates	74	163
Cash and cash equivalents at end of period	12,119	7,027

Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2022	2021	2022	2021

	(€ in thousands, except gross profit margin)
Revenues
Systems	8,096	8,470	15,828	15,728
Services	2,670	2,415	12,004	9,098
Total revenues	10,766	10,885	27,832	24,826

Cost of sales
Systems	(5,929)	(5,658)	(11,896)	(10,477)
Services	(1,979)	(1,669)	(7,750)	(6,399)
Total cost of sales	(7,908)	(7,327)	(19,646)	(16,876)

Gross profit
Systems	2,167	2,812	3,932	5,251
Services	691	746	4,254	2,699
Total gross profit	2,858	3,558	8,186	7,950

Gross profit margin (%)
Systems	26.8%	33.2%	24.8%	33.4%
Services	25.9%	30.9%	35.4%	29.7%
Total gross profit margin (%)	26.5%	32.7%	29.4%	32.0%